UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026413

OMB APPROVAL
OMB Number 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 08 2015
Washington DC
404

SEC FILE NUMBER
8- 67105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There-under

REPORT FOR THE PERIOD BEGINNING **January 1, 2014** (MM/DD/YY) AND ENDING **December 31, 2014** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MVP Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 1450
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Perlstein **(212)-962-2100**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Garick, CPA, LLC
(Name - *if individual, state last, first, middle name*)

19987 Villa Lante Place	**Boca Raton**	**Florida**	**33434**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Steven Perlstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVP Financial, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & Owner

Title

Notary Public

LISA R. SUPPA
MY COMMISSION # EE 881130
EXPIRES: May 1, 2017
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MVP FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2014

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of MVP Financial, LLC

We have audited the accompanying financial statements of MVP Financial, LLC (a State of Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MVP Financial, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MPV Financial, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Required Supplementary Information on pages 14 and 15 has been subjected to audit procedures performed in conjunction with the audit of MVP Financial, LLC's financial statements. The supplemental information is the responsibility of MVP Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

May 6, 2015

MVP FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	5,961
	$	5,961

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

LIABILITIES		
Accounts payable and accrued liabilities	$	9,417
Subordinated loan payable		25,000
		34,417
COMMITMENTS		-
MEMBER'S EQUITY (DEFICIT)		(28,456)
	$	5,961

See Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

REVENUE	
Fee income	$ 59,494
TOTAL REVENUE	59,494
EXPENSES	
Employee compensation and benefits	-
Communications and data processing	3,474
Interest expense	3,000
Office expense	5,257
Professional fees	14,423
Promotional	2,264
Regulatory fees and expenses	4,034
Travel and entertainment	5,634
TOTAL EXPENSES	38,086
NET INCOME	$ 21,408

See Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

Year Ended December 31, 2014

		Total Member's Equity (Deficit)
Balance, January 1, 2014	$	(21,321)
Net income		21,408
Contributions		4,500
Distributions		(33,043)
Balance, December 31, 2014	$	(28,456)

See Notes to Financial Statements

MVP FINANCIAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	21,408
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commission receivables		629
Prepaid expenses		780
Accounts payable and accrued liabilities		1,488
NET CASH FLOWS FROM OPERATING ACTIVITIES		24,305
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(33,043)
Contributions		4,500
NET CASH FLOWS FROM FINANCING ACTIVITIES		(28,543)
NET DECREASE IN CASH		(4,238)
CASH AT BEGINNING OF YEAR		10,199
CASH AT END OF YEAR	$	5,961
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	-

See Notes to Financial Statements

(1) Nature of business and summary of significant accounting policies

Nature of business

MVP Financial, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware Corporation incorporated January 15, 2004.

Liquidity

The Company has a negative working capital and members deficit of approximately $28,000 at December 31, 2014. The Company believes it has sufficient liquidity as a result of an improvement in operating activities to fund working capital needs through the beginning of 2016. There is no assurance that the Company can be successful in obtaining additional debt or equity financing beyond 2016 if operating activities should deteriorate. In the event that the Company can't meet its operating requirements, future operations may need to be scaled back or discontinued.

Summary of significant accounting policies

Revenue Recognition - Fees from financial advisory assignments are recognized in earnings when the services related to the underlying transactions are completed under the terms of the assignment. Expenses associated with such transactions are deferred until the related revenue is recognized or the assignment is otherwise concluded.

Proprietary securities transactions, if any, in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions, if any, are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Clearing expenses - Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable securities - Marketable securities, if any, are recorded at fair value. Increases or decreases in net unrealized appreciation or depreciation of marketable securities owned are credited or charged to operations and is included in fee income on the statement of operations.

Income taxes - The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. Earnings are included in the member's personal income tax returns and taxed depending on his personal tax situation. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(1) Nature of business and summary of significant accounting policies (continued)

Summary of significant accounting policies (continued)

Income taxes (continued) - The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. Management believes its tax returns are no longer subject to taxing authority examinations for years prior to 2011.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates and the differences could be material.

Variable interest entities - The Company performs consolidation analyses on entities to identify variable interest entities ("VIE") and determines the appropriate accounting treatment. An entity is considered a VIE and, therefore, would be subject to the consolidation provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10-15 if, by design, equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. When the Company enters into a transaction with a VIE, the Company determines if it is the primary beneficiary of the VIE by performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, related party relationships, the Company's fee arrangements and the design of the VIE. (See Note 2 for additional disclosures on VIEs)

Cash and cash equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2014.

Fair value of financial instruments - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ACS 820, are used to measure fair value.

(1) Nature of business and summary of significant accounting policies (continued)

Summary of significant accounting policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

(2) Variable interest entities

In the ordinary course of business, the Company also manages various other entities that it has determined to be Variable Interest Entities ("VIEs"). These VIEs are special purpose entities ("SPEs") for which the Company serves as the managing member subject to springing manager limitations.

(2) Variable interest entities (continued)

The Company does not consolidate any of these SPEs that are VIEs as it has concluded that it is not the primary beneficiary in each instance. A third-party entity (the "Investor") is entitled to all of the economics of these VIEs with the exception of any management fees earned by the Company. The Company's involvement with these unconsolidated VIEs is limited to providing custodian services in exchange for management fees. The Company does not provide, nor is it required to provide, any type of substantive financial support to these entities. The company collected management services fees related to these activities totaling approximately $56,000 for the year ended December 31, 2014.

These SPEs were established by the Investor to achieve certain risk-management objectives. The Investor makes a down payment and signs a note for the balance of the purchase price of a financial product which provides for minimum bond deliveries at stated intervals along with a bonus of additional bonds based upon a stated notational amount should interest rates ever exceed a specified rate on enumerated measurement dates. The down payments are primarily used by the SPEs to purchase interest rate caps and/or swaptions whose proceeds are dedicated and equal to the amount of any bond delivery bonus. At all times the fair value of the note receivable and the interest rate caps or swaptions are equal to the fair value of the financial products owed by the VIEs. A swaption is an option on an interest-rate swap that gives the Investor the right to enter into a specified interest-rate swap at a certain time in the future. When used as a hedge, a swaption can protect the investor's liability exposure against future interest-rate changes.

As of December 31, 2014, the fair value of the notes receivable and swaptions totaled approximately $1.6 billion and the fair value of the financial product liability was approximately $1.6 billion, commensurately. As a result of SPE's hedging activities, in the year ended December 31, 2014, the financial products incurred a loss of approximately $141.0 million relating to the change in fair value, and income of approximately $141.0 million from the accretion of the original issue discount and stated interest, and change in fair value of the swaptions. Accordingly net income and losses recognized by the SPEs have no significant difference.

Fair value measurements

A description of the valuation techniques applied to the SPEs major categories of assets and liabilities measured at fair value on a recurring basis follows:

Interest rate caps and/or swaptions are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from financial institutions. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction.

(2) Variable interest entities (continued)

Fair value of notes receivable are estimated using a discounted cash flow model. Notes receivable are differentiated based on their individual portfolio characteristics, such as product classification, loan category, pricing features and remaining maturity. Assumptions for expected losses, prepayments and discount rates are adjusted to reflect the individual characteristics of the notes receivable, such as credit risk, coupon, term, and payment characteristics, as well as the secondary market conditions for these types of notes. There was limited or no observable market data for the note receivable portfolios, which indicates that the market for these types of notes is considered to be inactive. Given the limited market data, these fair value measurements cannot be determined with precision and changes in the underlying assumptions used, including discount rates, could significantly affect the results of current or future fair value estimates. In addition, the amount that would be realized in a forced liquidation, an actual sale or immediate settlement could be significantly lower than both the carrying value and the estimated fair value of the SPEs' portfolio

A discounted cash flow method is generally used to value performing credit-oriented investments. The fair value of the SPEs' financial product liabilities is a level 3 valuation that is estimated based on a discounted future cash-flow calculation using discount factors derived from current observable rates implied for other similar instruments with similar remaining maturities.

The following table summarizes the composition and fair value hierarchy of the SPEs financial assets and liabilities as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Notes receivable	$ -	$ -	$ 1,599,796,926	$ 1,599,796,926
Interest-rate caps/Swaptions	-	2,340,560	-	2,340,560
Total assets	$ -	$ 2,340,560	$ 1,599,796,926	$ 1,602,137,486
Liabilities:				
Forward contracts - financial product liability	$ -	$ -	$ 1,602,137,486	$ 1,602,137,486

There were no significant transfers between Level 2 and Level 3 within the fair value hierarchy for the year ended December 31, 2014.

(3) Subordinated loan agreement

During June 2009, the Company entered into a $50,000 subordinated loan agreement with a related party individual. The loan accrues interest at 12% per annum, with no specified repayment terms and is due on demand. As of December 31, 2014, total outstanding principal and accrued interest (included in accounts payable and accrued expenses on the accompanying Statement of Financial Condition) was $25,000 and $3,750, respectively. Interest expense incurred on this loan totaled $3,000 for the year ended December 31, 2014.

As of the date of this report, the Company has not received a request to withdraw this amount.

(4) Related party transactions

During 2014, the Company received professional consulting services from an individual related to the Company's sole member totaling approximately $5,000.

(5) Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits ($250,000) and cash and investments in securities in excess of Securities Investor Protection Corporation ("SIPC") insurance limits. SIPC provides $500,000 of primary net equity protection, including $250,000 for claims for cash. The Company places its temporary cash investments with larger financial institutions. The Company at times has cash in various accounts in excess of SIPC cash insurance limit. The Company has not experienced any losses in such accounts, and believes they are not exposed to any significant credit risk on its cash and investment balances. Cash and securities, if any, held by these financial institutions did not exceed FDIC or SIPC limits at December 31, 2014.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had a deficiency in net capital of $3,456, which was $8,456 below its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was negative 2.72 to 1.

As a result of the net capital deficiency, FINRA may impose certain fines and penalties on the Company. As of the date these financial statements were available to be issued, the likelihood and amount of these fines and penalties is undeterminable.

(7) Subsequent events

The Company has evaluated subsequent events through May 6, 2015, the date which the financial statements were available to be issued.

MVP FINANCIAL, LLC

COMPUTATION OF AGGREGATE INDEBETDNESS AND NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 9,417
Total aggregate indebtedness	$ 9,417
NET CAPITAL	
Total stockholder's equity from the statement of financial condition	$ (28,456)
Additions:	
Liabilities subordinated to claims of general creditors	25,000
Deductions:	
Nonallowable assets	
Commissions receivable	-
Prepaid expneses	-
TOTAL NONALLOWABLE ASSETS	-
Net capital before haircuts on securities positions	(3,456)
HAIRCUTS ON SECURITIES POSITIONS:	
Contractual securities commitments	-
Other	-
	-
NET CAPITAL	$ (3,456)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum required net capital	$ 5,000
Excess net capital	$ (8,456)
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum required net capital	$ (9,456)
Ratio of aggregate indebtedness to net capital	(2.72)

See Report of Independent Registered Public Accounting Firm

MVP FINANCIAL, LLC

STATEMENT PURSUANT TO RULE 17A-5(d)(4)

December 31, 2014

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014).

Net capital, as reported in company's Part II (unaudited) FOCUS Report	$	(3,125)
Adjustments to accounts payable and accrued liabilities		(331)
Net capital per above	$	(3,456)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2014, there were no changes to liabilities subordinated to claims of general creditors.

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

See Report of Independent Registered Public Accounting Firm

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.9041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MVP Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 Reserve Requirement, in which (1) MVP Financial, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MVP Financial, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MVP Financial, LLC stated that MVP Financial, LLC met the identified exemption provision throughout the most recent fiscal year without exception MVP Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MVP Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert H. Garick, CPA, LLC

Boca Raton, Florida

May 6, 2015

MVP FINANCIAL, LLC

Exemption Report

MVP Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2):

I. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company had no obligation under 17 C.F.R. § 240.15c3-3 throughout the year ended December 31, 2014 without exception.

MVP FINANCIAL, LLC

I, Steven R. Perlstein swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature] Date: 3/20/2015

Title: CEO